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                                 FORM N-18F-1



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



               NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                   UNDER THE INVESTMENT COMPANY ACT OF 1940



                             Salomon Brothers Institutional Series Fund Inc
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                                         Exact Name of Registrant

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                           NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.




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        Pursuant to the requirements of Rule 18f-1 under the Investment Company
Act of 1940, as amended, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 28th day of March, 1996.


                               SALOMON BROTHERS INSTITUTIONAL SERIES FUNDS INC

                               By: /s/ MICHAEL S. HYLAND
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                                   Michael S. Hyland
                                   President



Attest:  /s/ JENNIFER MUZZEY
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         Jennifer Muzzey
         Assistant Secretary